Exhibit 99.1

BAYTEX ANNOUNCES $500 MILLION BOUGHT DEAL FINANCING

CALGARY, ALBERTA (March 11, 2015) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announces that it has entered into an agreement to sell 28,820,000 common shares (“Common Shares”) at $17.35 per share (the “Offering Price”) to raise gross proceeds of approximately $500 million on a bought deal basis (the “Offering”). The issue will be made through a syndicate of underwriters (the “Underwriters”) co-led by Scotiabank and RBC Capital Markets. The net proceeds will be used to reduce bank indebtedness, increase working capital and fund ongoing capital expenditures. The Offering is subject to customary closing conditions, including receipt of applicable regulatory and stock exchange approvals, and is expected to close on or about April 2, 2015.

Baytex has also granted the Underwriters an over-allotment option to purchase up to an additional 4,323,000 Common Shares at the Offering Price, exercisable in whole or in part, at any time and from time to time, for a period of 30 days following closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes. The maximum gross proceeds that will be raised under the Offering will be $575 million should the over-allotment option be exercised in full.

At Baytex, we believe we are taking the right steps to weather the current downturn and we will continue to prudently manage our business in order to preserve financial flexibility. Adjusting our dividend level in December was a decision not taken lightly by our Board of Directors, but a decision that was necessary in order to enhance our liquidity. At the same time, we have reduced our exploration and development spending for 2015 by approximately 40% from what we had originally planned. We have also amended the financial covenants contained in our revolving credit facilities to provide us with increased financial flexibility. The completion of the Offering will enhance our financial position and provide increased certainty for us to pursue our planned capital program. We remain focused on creating long-term value for our shareholders.

The Common Shares will be offered by way of a short-form prospectus which has been filed in each of the provinces of Canada and will be registered in the United States pursuant to a registration statement filed under the multi-jurisdictional disclosure system. A copy of the prospectus may be accessed for free on SEDAR at www.sedar.com. Baytex has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) in respect of the Offering to which this communication relates but it has not yet become effective. The Common Shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. It is important to read the prospectus in the registration statement and other documents Baytex has filed with the SEC to get more complete information about Baytex and the Offering. These documents may be accessed for free by visiting EDGAR at sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus. Potential investors may request the prospectus in Canada from Scotiabank, Equity Capital Markets (Tel: 1-416-862-5837), Scotia Plaza, 66th Floor, 40 King St. West, M5W 2X6, Toronto, Ontario, and, in the United States, by contacting Scotiabank, Equity Capital Markets (Tel: 1-212-225-6853), 250 Vesey Street, 24th Floor, New York, NY 10281.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Specifically, this press release contains forward-looking statements relating to: the anticipated closing date for the Offering; the use of the net proceeds of the Offering; our business strategies, plans and objectives; our plans to prudently manage our business in order to preserve financial flexibility; our expectation that the completion of the

Baytex Energy Corp.
Press Release
March 11, 2015 Page 2 of 2

Offering will enhance our financial position and provide increased certainty for us to pursue our planned capital program; and our focus on creating long-term value for our shareholders. The forward-looking statements contained in this press release speak only as of its date and are expressly qualified by this cautionary statement.

These forward-looking statements are based on certain key assumptions regarding, among other things, the timing of obtaining regulatory approvals; the successful completion of the Offering; the general continuance of current industry conditions; the continuance of existing tax, royalty and regulatory regimes; the accuracy of the estimates of our reserves and resource volumes; certain commodity price and other cost assumptions; the continued availability of acquisitions of reserves, undeveloped lands and skilled personnel; and the continued availability of adequate debt and equity financing and funds from operations to fund our planned expenditures. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties, including, but not limited to, that the Offering will not be completed within the anticipated times or at all; failure to receive all required regulatory approvals; limited, unfavorable or a lack of access to capital markets; declines in oil and natural gas prices; uncertainties in the credit markets; the cost of borrowing; refinancing risk for existing debt and debt service costs; risks associated with the exploitation of our properties and our ability to acquire reserves; uncertainties associated with estimating petroleum and natural gas reserves; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; competition in the oil and gas industry for, among other things, acquisitions of reserves, undeveloped lands, skilled personnel and drilling and related equipment; and other factors which are discussed in this press release and in Baytex's Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2014, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 82% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex pays a monthly dividend on the Common Shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com